SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-6075

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION THRIFT PLAN

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1416 DODGE STREET
OMAHA, NEBRASKA 68179

UNION PACIFIC CORPORATION THRIFT PLAN

FORM 11-K

EXHIBIT INDEX

Exhibit I.	Financial Statements as of December 31, 2001 and 2000 and for the Years Then Ended, Supplemental Schedule for the Year Ended December 31, 2001 and Independent Auditors' Report
Exhibit II.	Independent Auditors' Consent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Date ______________________________
June 26, 2002

By /s/ Barbara W. Schaefer
Barbara W. Schaefer, Senior Vice President –
Human Resources
Union Pacific Corporation

Exhibit I

UNION PACIFIC CORPORATION THRIFT PLAN

Financial Statements as of December 31, 2001 and 2000
and for the Years Then Ended, Supplemental Schedule
for the Year Ended December 31, 2001
and Independent Auditors' Report

UNION PACIFIC CORPORATION THRIFT PLAN

TABLE OF CONTENTS

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Union Pacific Corporation Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Corporation Thrift Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 5, 2002

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Plan interest in Master Trust (Notes 2 and 3)	$781,945,855	$675,846,705
Contributions receivable	1,621,645	1,713,371
Net assets available for benefits	$783,567,500	$677,560,076

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income (loss):		
Plan interest in Master Trust investment income (Note 3):		
Net depreciation in fair value of investments	$ (36,071,462)	$ (11,049,239)
Interest and dividends	24,582,710	37,292,178
Total investment income (loss)	(11,488,752)	26,242,939
Contributions:		
Employee contributions	30,976,438	31,802,466
Employer contributions	10,619,340	11,064,472
Total contributions	41,595,778	42,866,938
Plan-to-plan transfer in (Note 3)	158,124,122	-
Total	188,231,148	69,109,877
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	67,140,746	43,685,747
Investment management fees	-	13,081
Plan-to-plan transfer out (Note 8)	15,082,978	-
Total	82,223,724	43,698,828
NET INCREASE	106,007,424	25,411,049
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	677,560,076	652,149,027
End of year	$ 783,567,500	$ 677,560,076

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the Corporation) covering non-agreement employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – The Plan (i) meets the requirements of Section 401(k) of the Internal Revenue Code, which permits certain employee contributions to be withheld on a "salary deferral" basis, so that amounts deducted will not be included in the employee's income for Federal income tax purposes, (ii) allows employees to contribute up to 16% of their eligible salary to the Plan, (iii) provided for payroll based employee stock ownership plan contributions (PAYSOP) prior to 1987, and (iv) is intended to give participants greater control and flexibility with respect to Plan investments. Effective February 2000, the Corporation contributes to the Plan on behalf of each participant an amount equal to 50% of the participant's contribution, with such Corporation contribution limited to 3% of the participant's base salary without a mandatory waiting period of one year of service. Prior to February 2000, the participant was eligible for matching contributions from the Corporation upon the completion of one year of service. Participant's direct the investment of all contributions into various investment options offered by the Plan.

Loans to Participants – Participants are eligible to take a loan from their accounts limited to one-half of the vested value of a participant's accounts, excluding PAYSOP and subject to a minimum and maximum loan amount. As the loan is repaid, all principal and interest payments will be credited to the participant's accounts, excluding PAYSOP, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's most recent investment election. Participants' loans, which are secured by the participant's individual account balances, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. The loans bear interest ranging from 5% to 10.5%.

Participant Accounts – Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from that participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their accounts.

Payments of Benefits – A participant may elect to receive a final distribution under the Plan as a lump sum payment only. Distributions from the PAYSOP account and the portion of his/her account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash.

A withdrawal may be made by a participant from his/her account in accordance with the Plan's provisions.

Plan Administration – The Plan is administered by the Senior Vice President, Human Resources of the Corporation. All administrative expenses of the Plan are paid by the Corporation. During the year ended December 31, 2000, investment management fees and purchase fees were paid by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments in the Union Pacific Common Stock Fund, PAYSOP Stock Fund, Union Pacific Corporate's Res Fund (Excl Divs), Anadarko Stock Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Total Stock Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices. As of December 31, 2001, the Master Trust no longer had investments in the Union Pacific Corporate's Res Fund (Excl Divs) or the Anadarko Stock Fund.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund are valued at contract value. Participant loans are valued at their carrying value, which approximates fair value.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Payments of Benefits – Benefits are recorded when paid.

3. MASTER TRUST

At December 31, 2001 and 2000, the Plan participated in a Master Trust with the Union Pacific Employee Stock Ownership Plan and the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program. The investment assets of the Master Trust were held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The Plan's interest in the total Master Trust, as a percentage of net assets held by the Master Trust, was approximately 83.80% and 67.10% at December 31, 2001 and 2000, respectively.

In April 2001, the Southern Pacific Rail Corporation Thrift Plan (SPRC Thrift Plan) was merged into the Union Pacific Corporation Thrift Plan, resulting in an increase in the percentage of the Master Trust's assets associated with the Union Pacific Corporation Thrift Plan during 2001. Prior to the merger, the SPRC Thrift Plan participated in the Master Trust.

The investment valuation methods for investments held by the Master Trust are discussed in Note 2.

The following table presents the net assets of the Master Trust as of December 31, 2001 and 2000:

	2001	2000
Investments at fair value as determined by quoted market price:		
Common stock	$189,348,184	$ 232,394,709
Mutual funds	443,254,345	509,290,032
	632,602,529	741,684,741
Investments at contract value:		
Guaranteed investment contracts	261,810,820	228,163,871
Investments at estimated fair value:		
Cash	65,760	73,276
Mutual funds	22,121,282	18,794,068
Participant loans	16,506,219	18,616,359
	38,693,261	37,483,703
Investments in Master Trust	$933,106,610	$1,007,332,315
Portion allocated to the Plan	83.80 %	67.10 %
Investments	$781,945,855	$ 675,846,705

Investment income (loss) for the Master Trust for the years ended December 31, 2001 and 2000 is as follows:

Investment income (loss):	2001	2000
Net appreciation (depreciation) in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ 22,269,152	$ 54,587,246
Mutual funds	(61,792,830)	(77,862,770)
	(39,523,678)	(23,275,524)
Investments at contract value:		
Guaranteed investment contracts	-	(136,523)
Total depreciation in investments	(39,523,678)	(23,412,047)
Interest and dividends	29,614,846	59,629,249
Total investment income (loss) of Master Trust	$ (9,908,832)	$ 36,217,202
Plan's portion of Master Trust investment income (loss)	$(11,488,752)	$ 26,242,939

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, Master Trust investment income (loss) may not be allocated evenly among the plans participating in the Master Trust.

The Union Pacific Fixed Income Fund invests in fully benefit-responsive guaranteed investment contracts. These contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields under these contracts were 5.71% and 6.15% at December 31, 2001 and 2000, respectively. The crediting interest rates for the years ended December 31, 2001 and 2000 ranged from 4.66% to 7.81% and 6.00% to 7.81%, respectively.

4. TAX STATUS

The Plan has obtained a tax determination letter dated April 18, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended. With respect to the operation of the Plan, Plan management is aware of certain operational defects which could adversely affect the tax-exempt status of the Plan. These operational defects will be corrected through the use of the Voluntary Compliance Program (VCP). Submissions to the VCP were made on April 12, 1999 and August 18, 1999. Compliance letters dated February 7, 2000 and April 27, 2000, respectively, were received from the IRS with respect to these submissions. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan's assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

6. RELATED PARTY TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Corporation pays investment management fees on behalf of the Plan.

7. PROHIBITED TRANSACTIONS

During 2001, it was discovered there was an inadvertent use of Plan assets by Union Pacific Railroad Company (the Railroad) due to a clerical error which violated IRC Section 4975(c)(1)(D). Participant withholdings were not properly credited to participant accounts. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad.

The Railroad repaid these withholdings in 2001. The lost earnings will be repaid in 2002.

8. PLAN-TO-PLAN TRANSFER OUT

During the year ended December 31, 2001, Transentric LLC, a subsidiary of the Corporation, established the Transentric 401(k) Retirement Plan. The plan-to-plan transfer out primarily represents the participant account balances of the participants employed by Transentric LLC that were transferred out of the Plan at that time.

UNION PACIFIC CORPORATION
THRIFT PLAN

FORM 5500, SCHEDULE G, PART III
SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	Current Value of Asset
Union Pacific Railroad Company	Subsidiary of Plan sponsor	In 2001, participant withholdings were not properly credited to participant accounts. The withholdings constitute an extension of credit from the Plan to the Railroad in violation of IRC Section 4975(c)(1)(D).	$ 1

Exhibit II

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 33-12513 and in Registration Statement No. 33-49849 of Union Pacific Corporation on Forms S-8 of our report dated June 5, 2002 appearing in this Annual Report on Form 11-K of Union Pacific Corporation Thrift Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2002